Exhibit 99.2

CARDIOL THERAPEUTICS INC.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2025 AND 2024

(EXPRESSED IN CANADIAN DOLLARS)

Tel: 289 881 1111 Fax: 905 845 8615 www.bdo.ca	BDO Canada LLP 360 Oakville Place Drive, Suite 500 Oakville ON L6H 6K8 Canada

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Cardiol Therapeutics Inc.

Oakville, Canada

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Cardiol Therapeutics Inc. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2018.

Oakville, Canada

March 31, 2026

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Cardiol Therapeutics Inc.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	As at	As at
	December 31,	December 31,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents (note 6)	$21,416,684	$30,580,029
Accounts receivable	55,727	100,366
Other receivables	170,468	261,255
Prepaid expenses	1,858,961	726,509
Total current assets	23,501,840	31,668,159

Non-current assets
Property and equipment (note 7)	118,093	195,592
Total assets	$23,619,933	$31,863,751

EQUITY AND LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$3,478,825	$6,976,736
Current portion of lease liability (note 8)	38,347	33,009
Derivative liability (note 9)	2,137,867	—
Total current liabilities	5,655,039	7,009,745

Non-current liabilities
Lease liability (note 8)	87,176	125,523
Total liabilities	5,742,215	7,135,268

Equity
Share capital (note 10)	201,866,449	179,335,421
Contributed surplus	29,084,244	24,647,163
Deficit	(213,072,975)	(179,254,101)
Total equity	17,877,718	24,728,483
Total equity and liabilities	$23,619,933	$31,863,751

The accompanying notes are an integral part of these consolidated financial statements.

Commitments (note 14)

Subsequent events (notes 11 and 18)

Approved on behalf of the Board:

“David Elsley”, Director	“Guillermo Torre-Amione”, Director

 1 -

Cardiol Therapeutics Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

	Year Ended	Year Ended
	December 31,	December 31,
	2025	2024
Operating expenses (notes 11, 15, 16)
General and administration (note 15)	$20,297,835	$26,264,521
Research and development (note 15)	14,018,461	14,012,130
Loss before other income (expenses)	(34,316,296)	(40,276,651)
Interest income (note 6)	726,401	1,193,342
Gain (loss) on foreign exchange	(1,180,722)	2,139,611
Change in derivative liability (note 9)	951,743	238,176
Other income	—	28,223
Net loss and comprehensive loss for the year	$(33,818,874)	$(36,677,299)

Basic and diluted net loss per share (note 13)	$(0.39)	$(0.51)
Weighted average number of common shares outstanding	86,989,339	71,567,755

The accompanying notes are an integral part of these consolidated financial statements.

 2 -

Cardiol Therapeutics Inc.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year Ended	Year Ended
	December 31,	December 31,
	2025	2024
Operating activities
Net loss and comprehensive loss for the year	$(33,818,874)	$(36,677,299)
Adjustments for:
Depreciation of property and equipment	101,983	162,756
Amortization of intangible assets	—	210,358
Share-based compensation (note 11)	10,700,913	14,277,406
Change in derivative liability	(951,743)	(238,176)
Unrealized foreign exchange (gain)/loss on cash	824,041	(1,890,071)
Accretion on lease liability	22,367	25,724
Changes in non-cash working capital items:
Accounts receivable	44,639	42,379
Other receivables	90,787	(124,128)
Prepaid expenses	(1,132,452)	214,933
Accounts payable and accrued liabilities	263,689	(1,064,749)
Net cash used in operating activities	(23,854,650)	(25,060,867)

Investing activities
Purchase of property and equipment	(24,484)	(21,290)
Net cash used in investing activities	(24,484)	(21,290)

Financing activities
Issuance of units	16,037,974	21,355,588
Share issuance costs	(477,028)	(2,651,229)
Proceeds from stock options exercised	34,260	177,510
Payment of lease liability	(55,376)	(41,532)
Net cash provided by financing activities	15,539,830	18,840,337
Net change in cash and cash equivalents	(8,339,304)	(6,241,820)
Cash and cash equivalents, beginning of year	30,580,029	34,931,778
Impact of foreign exchange on cash and cash equivalents	(824,041)	1,890,071
Cash and cash equivalents, end of year	$21,416,684	$30,580,029

Supplemental information
Accounts payable and accrued liabilities settled through equity	$3,761,600	$—

The accompanying notes are an integral part of these consolidated financial statements.

 3 -

Cardiol Therapeutics Inc.

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Share capital			Contributed
	Number	Amount	Warrants	surplus	Deficit	Total
Balance, December 31, 2023	65,352,279	$148,519,136	$3,517,867	$18,786,306	$(142,576,802)	$28,246,507
Issuance of common shares	9,703,125	21,355,588	—	—	—	21,355,588
Share issuance costs	—	(2,651,229)	—	—	—	(2,651,229)
Fair value of expired warrants	—	—	(3,517,867)	3,517,867	—	—
Restricted share units exercised	2,378,588	3,436,775	—	(3,436,775)	—	—
Stock options exercised	175,000	177,510	—	—	—	177,510
Fair value of stock options exercised	—	99,263	—	(99,263)	—	—
Share-based compensation (note 11)	—	—	—	14,277,406	—	14,277,406
Performance share units exercised	5,000,000	8,398,378	—	(8,398,378)	—	—
Net loss and comprehensive loss for the year	—	—	—	—	(36,677,299)	(36,677,299)
Balance, December 31, 2024	82,608,992	$179,335,421	$—	$24,647,163	$(179,254,101)	$24,728,483
Issuance of units	11,425,000	16,037,974	—	—	—	16,037,974
Share issuance costs	—	(477,028)	—	—	—	(477,028)
Fair value of warrants	—	(3,089,610)	—	—	—	(3,089,610)
Restricted share units exercised	425,119	651,211	—	(651,211)	—	—
Stock options exercised	25,000	34,260	—	—	—	34,260
Fair value of stock options exercised	—	22,033	—	(22,033)	—	—
Performance share units exercised	5,772,898	9,352,188	—	(9,352,188)	—	—
Share-based compensation (note 11)	—	—	—	14,462,513	—	14,462,513
Net loss and comprehensive loss for the year	—	—	—	—	(33,818,874)	(33,818,874)
Balance, December 31, 2025	100,257,009	$201,866,449	$—	$29,084,244	$(213,072,975)	$17,877,718

The accompanying notes are an integral part of these consolidated financial statements.

 4 -

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

1.	Nature of operations

Cardiol Therapeutics Inc. was incorporated under the laws of the Province of Ontario on January 19, 2017. The Corporation’s registered and legal office is located at 2265 Upper Middle Rd. E., Suite 602, Oakville, Ontario, L6H 0G5, Canada.

Cardiol Therapeutics Inc. and its subsidiary (the “Corporation” or “Cardiol”) is a late-stage life sciences company focused on advancing the development of anti-inflammatory and anti-fibrotic therapies for heart disease. The Company’s lead small-molecule drug candidate, CardiolRx™, modulates inflammasome pathway activation, an intracellular process known to play an important role in the development and progression of inflammation and fibrosis associated with pericarditis, myocarditis, and heart failure.

On December 20, 2018, the Corporation completed its initial public offering on the Toronto Stock Exchange (the “TSX”) and its common shares commenced trading on the TSX under the symbol “CRDL”. On August 10, 2021, the Corporation’s common shares commenced trading on The Nasdaq Capital Market under the symbol “CRDL”.

2.Material accounting policy information

a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) (“IFRS Accounting Standards”).

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and financial liabilities that are measured at fair value, as described in the relevant accounting policies. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The policies applied in these consolidated financial statements are based on IFRS Accounting Standards issued and outstanding as of March 31, 2026, the date the Board of Directors approved the statements.

b)Future accounting policies

(i)IFRS 18 - Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, focusing on presentation and disclosure in financial statements. Key changes would impact the structure of the consolidated statement of loss and comprehensive loss and amendments to disclosure requirements for certain profit or loss performance measures. IFRS 18 will replace IAS 1, effective reporting period beginning on January 1, 2027. This will also impact comparative information at the point of adoption.

An assessment of the applicability of the new standard will be performed on the consolidated financial statements to which the pronouncement applies.

c)Basis of consolidation

These consolidated financial statements consolidate the accounts of Cardiol Therapeutics Inc. and its wholly owned subsidiary, Cardiol Therapeutics USA Inc. (“Cardiol USA”), incorporated under the laws of Delaware. Control exists when the investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The subsidiary is fully consolidated from the date on which control is obtained and is de-consolidated from the date control ceases. Intercompany transactions and balances are eliminated.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

2.	Material accounting policy information (continued)

d)Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, being the functional currency of the Corporation. The functional currency for the Corporation is determined by the currency of the primary economic environment in which it operates (the “functional currency”). At the end of each reporting year, monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at that date; non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates of exchange prevailing at the date when fair value was determined; and non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are not retranslated. Such exchange differences arising from retranslation at year-end are recognized in the statement of loss and comprehensive loss.

e)	Financial instruments

Recognition

The Corporation recognizes a financial asset or financial liability on the statement of financial position when it becomes party to the contractual provisions of the financial instrument. Financial assets are initially measured at fair value and are derecognized either when the Corporation has transferred substantially all the risks and rewards of ownership of the financial asset, or when cash flows expire. Financial liabilities are initially measured at fair value and are derecognized when the obligation specified in the contract is discharged, cancelled, or expired.

A write-off of a financial asset (or a portion thereof) constitutes a derecognition event. A write-off occurs when the Corporation has no reasonable expectations of recovering the contractual cash flows on a financial asset.

Classification and Measurement

The Corporation determines the classification of its financial instruments at initial recognition. Financial assets and financial liabilities are classified according to the following measurement categories:

●	those to be measured subsequently at fair value, either through profit or loss (“FVTPL”) or through other comprehensive income (“FVTOCI”); and,
●	those to be measured subsequently at amortized cost.

The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through profit or loss or through other comprehensive income (which designation is made as an irrevocable election at the time of recognition).

After initial recognition at fair value, financial liabilities are classified and measured at either:

●	amortized cost;
●	FVTPL, if the Corporation has made an irrevocable election at the time of recognition, or when required (for items such as instruments held for trading or derivatives); or,
●	FVTOCI, when the change in fair value is attributable to changes in the Corporation’s credit risk.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

2.Material accounting policy information (continued)

e)Financial instruments (continued)

Classification and Measurement (continued)

The Corporation reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or financial liability classified as subsequently measured at amortized cost are included in the fair value of the instrument on initial recognition. Transaction costs for financial assets and financial liabilities classified at fair value through profit or loss are expensed in profit or loss.

The Corporation’s financial assets consist of cash and cash equivalents and accounts receivable, which are classified and measured at amortized cost. The Corporation’s financial liabilities consist of accounts payable and accrued liabilities, and lease liability which are classified and measured at amortized cost, and derivative liabilities which are classified and measured at FVTPL.

Impairment

The Corporation assesses all information available, including on a forward-looking basis the expected credit losses associated with any financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Corporation compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information.

f)	Impairment of non-financial assets

At the end of each reporting period, the Corporation reviews the carrying amounts of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. The recoverable amount is the higher of an asset’s fair value less cost to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of loss and comprehensive loss.

g)	Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and fair value of any other consideration given to acquire the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

2.Material accounting policy information (continued)

g)	Property and equipment (continued)

Property and equipment are amortized as follows:

Computer equipment	30% per annum
Office equipment	20% per annum
Equipment	30% per annum
Right-of-use asset	straight-line basis over the term of the lease
Leasehold improvements	straight-line basis over the term of the lease

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of loss and comprehensive loss when the asset is derecognized. The assets’ residual values, useful lives, and methods of depreciation are reviewed each reporting period, and adjusted prospectively if appropriate.

h)	Cash and cash equivalents

Cash and cash equivalents in the statements of financial position comprise cash at banks and short-term bank deposits with original maturity of three months or less. The Corporation’s cash is invested with major financial institutions in business accounts that are available on demand by the Corporation for its programs.

i)	Research and development costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is expensed as incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. A development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. These criteria are usually met when a regulatory filing has been made in a major market and approval is considered highly probable. The expenditure capitalized includes the cost of materials, direct labour, and overhead costs that are directly attributable to preparing the asset for its intended use. During the years ended December 31, 2025, and 2024, no development expenditures were capitalized.

j)	Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

2.Material accounting policy information (continued)

j)	Income taxes (continued)

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Corporation does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against that excess.

k)	Loss per share

The Corporation presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the year. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all instruments outstanding that may add to the total number of common shares.

l)	Intangible assets

Intangible assets are stated at cost, less accumulated amortization and accumulated impairment losses. Intangible assets with finite useful lives are amortized over their estimated useful lives. The exclusive global license’s useful life was 9 years.

m)	Share-based transactions

The fair value of share-based transactions is recognized as an expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Corporation.

The fair value of awards issued to employees is measured at the grant date and recognized on a graded-vesting basis over the period during which the awards vest. Awards issued to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The fair value of the awards granted to employees is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the awards were granted. Consideration paid for the shares on the exercise of share-based payment is credited to share capital. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of awards that are expected to vest.

n)	Investment tax credits

The investment tax credits (“ITC”) are amounts considered recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development (“SR&ED”) incentive program. The amounts claimed under the program represent amounts based on management estimates of eligible research and development costs incurred during the year. Realization is subject to government approval. Refundable ITCs claimed relating to qualifying expenditures are recorded to other income.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

3.Significant accounting judgements and estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in future periods, if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

●	the valuation of performance share units;
●	the valuation of the derivative liability;
●	the estimate of the percentage of completion of certain research and development agreements; and
●	the valuation of income tax accounts.

Critical accounting judgments

●	management applied judgment in determining the functional currency of the Corporation as Canadian dollars;
●	management applied judgment in determining whether performance conditions on share-based awards were market or non-market, and whether the fair value of the goods or services provided by certain non-employees could be reliably measured; and
●	management applied judgment in determining the Corporation’s ability to continue as a going concern. The Corporation has incurred significant losses since inception. Management determined that a material going concern uncertainty does not exist due to the sufficient working capital to support their planned expenditure levels. Further financing may come from product sales, licensing arrangements, research and commercial development partnerships, government grants, and/or corporate finance arrangements.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

4.Capital risk management

The Corporation manages its capital to ensure sufficient financial flexibility to achieve the ongoing business objectives including research activities, funding of future growth opportunities and pursuit of acquisitions.

The Corporation monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Corporation may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis.

The Corporation considers its capital to be equity, comprising share capital, and contributed surplus less accumulated deficit, which at December 31, 2025 totaled $17,877,718 (December 31, 2024 - $24,728,483).

The Corporation manages capital through its financial and operational forecasting processes. The Corporation reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on activities related to its research programs and reviewed with the Board of Directors of the Corporation.

The Corporation is not currently subject to any capital requirements imposed by a lending institution or regulatory body. The Corporation expects that its capital resources will be sufficient to discharge its liabilities as of the current statement of financial position date.

5.Financial instruments and risk management

Fair value

The Corporation provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2: inputs other than quotes prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Corporation’s derivative liabilities were measured at fair value Level 3 (see note 9). The fair value of all other financial instruments approximates their carrying amounts due to the relatively short period to maturity.

Financial risks

The Corporation’s activities expose it to a variety of financial risks: credit risk, liquidity risk, and market risk (including interest rate and foreign currency risk).

There were no changes to credit risk, liquidity risk, or market risk for the year ended December 31, 2025. Risk management is carried out by the Corporation’s management team under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

5.Financial instruments and risk management (continued)

Financial risks (continued)

(i)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Corporation’s financial instruments that are exposed to concentrations of credit risk relate primarily to cash and cash equivalents and accounts receivable.

The Corporation mitigates its risk by maintaining its funds with large reputable financial institutions, from which management believes the risk of loss to be minimal. Accounts receivable includes interest receivable relating to guaranteed investment certificates held with large reputable financial institutions, as well as trade receivables. The Corporation’s management considers that all the above financial assets are of good credit quality.

(ii)	Liquidity risk

Liquidity risk is the risk that the Corporation encounters difficulty in meeting its obligations associated with financial liabilities. Liquidity risk includes the risk that, as a result of operational liquidity requirements, the Corporation will not have sufficient funds to settle a transaction on the due date; will be forced to sell financial assets at a value which is less than what they are worth; or may be unable to settle or recover a financial asset. Liquidity risk arises from accounts payable and accrued liabilities, and the lease liability. The Corporation limits its exposure to this risk by closely monitoring their cash flow.

The following table presents the contractual maturities of the financial liabilities as of December 31, 2025:

	Carrying	Payable
As at December 31, 2025	amount	within 1 year	1-3 years	4-5 years	Total
Accounts payable and accrued liabilities	$3,478,825	$3,478,825	$—	$—	$3,478,825
Lease liability	125,523	107,222	196,573	—	303,795
	$3,604,348	$3,586,047	$196,573	$—	$3,782,620

(iii)	Market risk

Market risk is the risk of loss that may arise from changes in market factors, such as interest rates and foreign exchange rates.

(a)	Interest rate risk

The Corporation currently does not have any short-term or long-term debt that is variable interest bearing and, as such, the Corporation’s current exposure to interest rate risk is minimal.

(b)	Foreign currency risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the foreign exchange rates. The Corporation enters into foreign currency purchase transactions and has assets that are denominated in foreign currencies and thus is exposed to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The Corporation does not currently use derivative instruments to reduce its exposure to foreign currency risk.

The Corporation holds balances in U.S. dollars which could give rise to exposure to foreign exchange risk. Sensitivity to a plus or minus 10% change in the foreign exchange rate of the U.S. dollar against the Canadian dollar would affect the reported loss and comprehensive loss by approximately $1,445,000 (December 31, 2024 - $1,985,000).

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

6.Cash and cash equivalents

Interest earned on cash and cash equivalents for the year ended December 31, 2025, amounted to $726,401 (year ended December 31, 2024 -$1,193,342).

7.Property and equipment

	Right-of-		Leasehold	Office	Computer
Cost	use asset	Equipment	improvements	equipment	equipment	Total
Balance, December 31, 2023	$341,238	$219,809	$237,248	$66,864	$128,657	$993,816
Additions	—	—	—	—	21,290	21,290
Disposals	—	(46,855)	—	—	—	(46,855)
Balance, December 31, 2024	341,238	172,954	237,248	$66,864	$149,947	$968,251
Additions	—	—	—	1,937	22,547	24,484
Balance, December 31, 2025	$341,238	$172,954	$237,248	$68,801	$172,494	$992,735

	Right-of-		Leasehold	Office	Computer
Accumulated Depreciation	use asset	Equipment	improvements	equipment	equipment	Total
Balance, December 31, 2023	$196,668	$131,722	$207,552	$40,355	$80,461	$656,758
Depreciation for the year	63,984	26,426	29,696	5,302	17,994	143,402
Disposals	—	(27,501)	—	—	—	(27,501)
Balance, December 31, 2024	$260,652	$130,647	$237,248	$45,657	$98,455	$772,659
Depreciation for the year	63,984	12,692	—	4,435	20,872	101,983
Balance, December 31, 2025	$324,636	$143,339	$237,248	$50,092	$119,327	$874,642

	Right-of-		Leasehold	Office	Computer
Carrying value	use asset	Equipment	improvements	equipment	equipment	Total
Balance, December 31, 2024	$80,586	$42,307	$—	$21,207	$51,492	$195,592
Balance, December 31, 2025	$16,602	$29,615	$—	$18,709	$53,167	$118,093

8.Lease liability

Carrying
Value
Balance, December 31, 2023	$174,340
Repayments	(41,532)
Accretion	25,724
Balance, December 31, 2024	$158,532
Repayments	(55,376)
Accretion	22,367
Balance, December 31, 2025	$125,523
Current portion	38,347
Long-term portion	$87,176

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

9.Derivative liability

On November 5, 2021, the Corporation issued 8,175,000 warrants as part of a unit financing. Each warrant was exercisable into one common share at the price of US$3.75 per share for a period of three years from closing. The warrants were classified as a derivative liability on the statement of financial position and re-valued at each reporting date, as the warrants were issued in a currency other than the Corporation’s functional currency. During the year ended December 31, 2024, the value of the derivative liability decreased by $238,176. During 2024, all 8,175,000 warrants expired unexercised.

In October 2025, the Corporation issued 5,712,500 warrants as part of a unit financing. Each warrant is exercisable into one common share at the price of US$1.35 per share for a period of two years from closing. The original estimated fair value of $3,089,610 was assigned to the 5,712,500 warrants issued by using a fair value market technique incorporating the Black-Scholes option pricing model, with the following assumptions: a share price of $1.46, a risk-free interest rate of 2.37%; an expected volatility factor of 81%; and an expected life of 2 years. The only significant unobservable input is the volatility, which could cause an increase or decrease in fair value. The warrants have been classified as a derivative liability on the statement of financial position and are re-valued at each reporting date, as the warrants were issued in a currency other than the Corporation’s functional currency. As at December 31, 2025, the fair value of the derivative liability was $2,137,867, resulting in a decrease in the value of the derivative liability for the year ended December 31, 2025, of $951,743. As at December 31, 2025, all 5,712,500 warrants remain outstanding.

Significant assumptions used in determining the fair value of the derivative warrant liabilities are as follows:

Year Ended
December 31,
2025
Share price	$1.31
Exercise price	$1.85
Risk-free interest rate	2.58%
Expected volatility	73%
Expected life in years	1.80
Expected dividend yield	Nil

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

10.Share capital

a)	Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b)	Common shares issued

	Number of
	common
	shares	Amount
Balance, December 31, 2023	65,352,279	$148,519,136
Issuance of common shares (i)	9,703,125	21,355,588
Share issuance costs (i)	—	(2,651,229)
Restricted share units exercised (note 11)	2,378,588	3,436,775
Stock options exercised (note 11)	175,000	177,510
Fair value of stock options exercised (note 11)	—	99,263
Performance share units exercised (note 11)	5,000,000	8,398,378
Balance, December 31, 2024	82,608,992	$179,335,421
Issuance of units (ii)	11,425,000	16,037,974
Share issuance costs (ii)	—	(477,028)
Fair value of warrants (ii)	—	(3,089,610)
Restricted share units exercised (note 11)	425,119	651,211
Stock options exercised (note 11)	25,000	34,260
Fair value of stock options exercised (note 11)	—	22,033
Performance share units exercised (note 11)	5,772,898	9,352,188
Balance, December 31, 2025	100,257,009	$201,866,449

(i)In October 2024, the Corporation closed a public offering of 9,703,125 common shares at a price of US$1.60 per common share for gross proceeds of US$15,525,000 ($21,355,588). The underwriters were paid cash fees of US$931,500 ($1,281,335).

(ii)In October 2025, the Corporation completed a unit financing by issuing 11,425,000 common share units at US$1.00 per unit for gross proceeds of US$11,425,000 ($16,037,974). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at the price of US$1.35 per share for a period of 2 years from closing. Share issuance costs of $477,028 were incurred.

The fair value of $3,089,610 was assigned to the 5,712,500 warrants issued as part of the units as estimated by using a fair market value technique incorporating the Black-Scholes option pricing model (see note 9) on the statement of financial position and are re-valued at each reporting date.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

11.Share-based payments

The Corporation has adopted an Omnibus Equity Incentive Plan in accordance with the policies of the TSX, which permits the grant or issuance of options, Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”), and Deferred Share Units (“DSUs”), as well as other share-based payment arrangements. The maximum number of shares that may be issued upon the exercise or settlement of awards granted under the plan may not exceed 15% of the Corporation’s issued and outstanding shares from time to time. The Board of Directors determines the price per common share and the number of common shares which may be allotted to directors, officers, employees, and consultants, and all other terms and conditions of the option, subject to the rules of the TSX.

During the year ended December 31, 2025, the total expenses related to share-based compensation amounted to $10,700,913 (year ended December 31, 2024 - $14,277,406). All outstanding awards are settleable with common shares and not cash.

(a)   Stock Options

	Number of	Weighted average
	stock options	exercise price ($)
Balance, December 31, 2023	1,732,500	$2.44
Issued	485,000	2.56
Expired	(555,000)	2.15
Exercised (i)	(175,000)	1.01
Balance, December 31, 2024	1,487,500	$2.76
Issued	4,670,000	1.48
Expired	(350,000)	3.05
Exercised (ii)	(25,000)	1.37
Cancelled (iii)	(1,000,000)	1.63
Balance, December 31, 2025	4,782,500	$1.73

(i)The weighted average share price on date of exercise was $2.62.
(ii)The weighted average share price on date of exercise was $1.70.
(iii)During the period ended December 31, 2025, the Corporationcancelled 1,000,000 stock options held by a consultant, and issued 400,000 PSUs of the Corporation to replace the cancelled stock options. The cancelled stock options were revalued as of the grant date of the PSUs using the Black-Scholes option pricing model with weighted average assumptions that correspond to their time to maturity. The following weighted average assumptions were used for the calculation:

Fair value of stock options at cancellation date	$0.95
Share price	$1.97
Exercise price	$1.54
Risk-free interest rate	2.69%
Expected volatility	80%
Expected life in years	1.67
Expected dividend yield	Nil

The remaining unvested fair value of the cancelled options converted into PSUs has been recorded as share-based compensation expenses.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

11.Share-based payments (continued)

(a)   Stock Options (continued)

At the grant date, the fair value of stock options issued was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	Year Ended	Year Ended
	December 31,	December 31,
	2025	2024
Fair value of stock options at grant date	$0.86	$1.77
Share price	$1.42	$2.78
Exercise price	$1.48	$2.53
Risk-free interest rate	2.72%	3.77%
Expected volatility	87%	93%
Expected life in years	4.20	3.25
Expected dividend yield	Nil	Nil

The following table reflects the actual stock options issued and outstanding as of December 31, 2025:

			Weighted average		Number of
			remaining	Number of	options
	Exercise		contractual	options	vested
Expiry date	price ($)		life (years)	outstanding	(exercisable)
April 1, 2026	5.77		0.25	60,000	60,000
December 8, 2026	3.59		0.94	325,000	325,000
January 11, 2027	2.18		1.03	220,000	220,000
March 1, 2027	2.56		1.16	200,000	200,000
March 9, 2027	1.55	(i)	1.19	200,000	150,000
May 12, 2027	1.46		1.36	70,000	70,000
September 13, 2027	1.61		1.70	207,500	207,500
July 21, 2028	1.67		2.56	50,000	12,500
July 7, 2029	2.07		3.52	30,000	10,000
August 19, 2029	1.50		3.64	30,000	10,000
May 25, 2030	1.49	(i)	4.40	120,000	60,000
May 25, 2030	2.12		4.40	100,000	50,000
May 29, 2030	1.59	(i)	4.41	60,000	—
December 2, 2030	1.40		4.92	2,620,000	—
December 2, 2030	1.37	(i)	4.92	490,000	—
	1.73		3.84	4,782,500	1,375,000

(i)Denotes exercise price in USD; these amounts were translated to CAD for presentation purposes at the December 31, 2025 rate of 1.369.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

11.Share-based payments (continued)

(b)   Performance Share Units

Number of
PSUs
Balance, December 31, 2023	2,000,000
Issued (i)	3,000,000
Redeemed (iii)	(5,000,000)
Balance, December 31, 2024	—
Issued (i), (ii)	7,958,535
Expired	(18,353)
Redeemed (iv)	(5,772,898)
Balance, December 31, 2025	2,167,284

(i)Grants of PSUs require completion of certain performance criteria specific to each grant. As the fair value of the services for certain PSUs issued cannot be reliably measured, the fair value was determined on the basis of the equity issued. The fair value of PSUs granted was determined based on the Corporation’s share price, adjusted by the estimated likelihood of the performance conditions being met.

(ii)During the year ended December 31, 2025, the Corporation settled $3,761,600 of accounts payable and accrued liabilities through PSUs valued at $4,289,960.

(iii)The weighted average share price on date of exercise was $2.31.

(iv)The weighted average share price on date of exercise was $1.62.

The following table reflects the actual PSUs issued and outstanding as of December 31, 2025:

	Weighted average		Number of
	remaining	Number of	PSUs
	contractual	PSUs	vested
Expiry date	life (years)	outstanding	(exercisable)
June 30, 2026	0.50	138,666	—
December 31, 2026	1.00	28,618	—
October 31, 2027	1.83	2,000,000	—
	1.74	2,167,284	—

(i)Subsequent to December 31, 2025, 1,503,013 PSUs were issued.

(ii)Subsequent to December 31, 2025, 191,997 PSUs were redeemed.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

11.Share-based payments (continued)

(c)   Restricted Share Units

Number of
RSUs
Balance, December 31, 2023	3,544,887
Issued (i)	3,686,000
Redeemed (ii)	(2,378,588)
Balance, December 31, 2024	4,852,299
Issued (i)	336,263
Redeemed (iii)	(425,119)
Balance, December 31, 2025	4,763,443

(i)The fair value of RSUs granted was determined based on the Corporation’s share price.

(ii)The weighted average share price on date of redemption was $1.85.

(iii)The weighted average share price on date of redemption was $1.49.

The following table reflects the actual RSUs issued and outstanding as of December 31, 2025:

	Weighted
	average		Number of
	remaining	Number of	RSUs
	contractual	RSUs	vested
Expiry date	life (years)	outstanding	(exercisable)
July 10, 2027	1.52	3,103,248	1,438,252
July 31, 2027	1.58	1,291,058	1,291,058
October 31, 2027	1.83	32,874	32,874
September 30, 2030	4.75	147,242	—
December 30, 2030	5.00	189,021	—
	1.78	4,763,443	2,762,184

12.Warrants

	Number of
	warrants	Amount
Balance, December 31, 2023	11,628,178	$3,517,867
Expired	(11,628,178)	(3,517,867)
Balance, December 31, 2024	—	$—
Issued (note 10)	5,712,500	—
Balance, December 31, 2025	5,712,500	$—

The following table reflects the actual warrants issued and outstanding as of December 31, 2025:

			Remaining
	Exercise		contractual	Warrants
Expiry date	price ($)		life (years)	exercisable
October 17, 2027	1.85	(i)	1.79	4,977,500
October 20, 2027	1.85	(i)	1.80	735,000
	1.85		1.80	5,712,500

(i)Warrants carry an exercise price of US$1.35. This amount was translated to CAD for presentation purposes at the December 31, 2025 rate of 1.369. These warrants are classified as a derivative liability on the statement of financial position (see note 9).

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

13.Loss per share

For the year ended December 31, 2025, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders of $33,818,874 (year ended December 31, 2024 - $36,677,299) and the weighted average number of common shares outstanding of 86,989,339 (year ended December 31, 2024 - 71,567,755). Diluted loss per share did not include the effect of stock options, PSUs, RSUs, and warrants as they are anti-dilutive.

14.Commitments

(i)The Corporation has leased premises with third parties. The minimum committed lease payments, which include the lease liability payments shown as base rent, are approximately as follows:

	Base rent	Variable rent	Total
2026	$55,376	$51,846	$107,222
2027	55,376	51,846	107,222
2028	46,146	43,205	89,351
	$156,898	$146,897	$303,795

(ii)The Corporation has signed various agreements with consultants to provide services. Under the agreements, the Corporation has the following remaining commitments.

2026	$306,915
2027	34,435
Total	$341,350

(iii)	Pursuant to the terms of agreements with various other contract research organizations, the Corporation is committed for the following contract research services:

2026	$2,006,708
2027	501,105
2028	45,833
2029	22,196
Total	$2,575,842

15.Operating expenses

The following details highlight certain non-cash components of the research and development and general and administration expenses. Remaining research and development and operating expenses include personnel costs and expenses paid to third parties:

	Year Ended	Year Ended
	December 31,	December 31,
	2025	2024
General and administration expenses
Depreciation of property and equipment	$101,983	$162,756
Amortization of intangible assets	—	210,358
Non-cash share-based compensation	9,223,844	12,916,462

Research and development expenses
Non-cash share-based compensation	$1,477,069	$1,360,944

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

16.Related party transactions

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Corporation directly or indirectly, and include any directors (executive and non-executive) of the Corporation. Remuneration of directors and key management personnel of the Corporation was as follows:

	Year Ended	Year Ended
	December 31,	December 31,
	2025	2024
Salaries and benefits	$3,021,055	$2,949,120
Share-based payments	1,460,915	2,966,651
	$4,481,970	$5,915,771

As at December 31, 2025, $nil (December 31, 2024 - $nil) was owed to key management personnel.

17.Income taxes

The income tax allowance differs from the amount resulting from the application of the combined Canadian income tax rate as follows:

	Year Ended	Year Ended
	December 31, 2025	December 31, 2024
Loss before income taxes	$(33,818,874)	$(36,677,299)
Statutory income tax rate	26.50%	26.50%
Expected income tax recovery	$(8,962,002)	$(9,719,484)
Non-taxable income or non-deductible expenses	1,913,602	3,222,344
Tax rate differential and other	(38,300)	(25,426)
Unapplied non-capital losses	7,086,700	6,522,566
	$—	$—

The Corporation intends to claim non-refundable ITCs on its 2024 and 2025 Canadian income tax returns. The amount of the qualifying SRED expenses and ITCs are unknown at the date of the audit report.

Deferred taxes are a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. The significant components of the deferred tax assets and liabilities not recognized as at December 31, 2025 and 2024 are as follows:

	Year Ended	Year Ended
	December 31,	December 31,
	2025	2024
Unrecognized deferred tax assets: Non-capital losses carried forward	$161,871,672	$137,626,777
Share issue costs	176,606	177,577
Scientific Research & Experimental Development	15,132,426	12,340,372
Total unrecognized deferred tax asset	$177,180,704	$150,144,726

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

17.Income taxes (continued)

The tax losses expire between 2036 and 2045. The other temporary differences do not expire under current legislation.

2036	$1,368,251
2037	5,394,543
2038	636,497
2039	9,573,962
2040	15,090,249
2041	26,175,446
2042	29,473,150
2043	22,786,484
2044	24,630,208
2045	26,742,882
$161,871,672

As at December 31, 2025, the Corporation had scientific research and experimental development deduction carryforward balance of $15,132,426 (December 31, 2024 - $12,340,372).

18.Subsequent event

Subsequent to December 31, 2025, the Corporation announced the completion of a $14.85 million financing through the issuance of 11,423,078 common share units at $1.30 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at the price of $1.75 per share for a period of two years from closing.